UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Fiserv, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

337738108
(CUSIP Number)

David J. Sorkin, Esq.
Kohlberg Kravis Roberts & Co. L.P.
9 West 57th Street, Suite 4200
New York, New York 10019
Telephone: (212) 750-8300

with a copy to:

Richard A. Fenyes
Kathryn King Sudol
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
Telephone: (212) 455-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 21, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 337738108	13D

1	NAMES OF REPORTING PERSONS
New Omaha Holdings L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
105,425,667

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
105,425,667

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
105,425,667

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 337738108	13D

1	NAMES OF REPORTING PERSONS
New Omaha Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
105,425,667

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
105,425,667

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
105,425,667

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 337738108	13D

1	NAMES OF REPORTING PERSONS
KKR 2006 Fund L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
105,425,667

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
105,425,667

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
105,425,667

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 337738108	13D

1	NAMES OF REPORTING PERSONS
KKR Associates 2006 L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
105,425,667

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
105,425,667

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
105,425,667

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 337738108	13D

1	NAMES OF REPORTING PERSONS
KKR 2006 GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
105,425,667

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
105,425,667

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
105,425,667

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 337738108	13D

1	NAMES OF REPORTING PERSONS
KKR Group Partnership L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
105,425,667

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
105,425,667

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
105,425,667

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 337738108	13D

1	NAMES OF REPORTING PERSONS
KKR Group Holdings Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
105,425,667

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
105,425,667

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
105,425,667

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 337738108	13D

1	NAMES OF REPORTING PERSONS
KKR & Co. Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
105,425,667

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
105,425,667

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
105,425,667

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 337738108	13D

1	NAMES OF REPORTING PERSONS
KKR Management LLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
105,425,667

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
105,425,667

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
105,425,667

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 337738108	13D

1	NAMES OF REPORTING PERSONS
Henry R. Kravis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
105,425,667

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
105,425,667

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
105,425,667

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 337738108	13D

1	NAMES OF REPORTING PERSONS
George R. Roberts

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
105,425,667

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
105,425,667

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
105,425,667

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Explanatory Note

This Amendment No. 2 (“Amendment No. 2”) to Schedule 13D relates to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Fiserv, Inc., a Wisconsin corporation (the “Issuer”), and amends the initial statement on Schedule 13D filed by the Reporting Persons on August 7, 2019, as amended by Amendment No. 1 to Schedule 13D filed on September 9, 2019 (as amended, the “Schedule 13D”).  Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D.  Capitalized terms used but not defined in this Amendment No. 2 shall have the same meanings herein as are ascribed to such terms in the Initial Statement.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a), (f) This Schedule 13D is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by:

(i)	New Omaha Holdings L.P., a Delaware limited partnership;
(ii)	New Omaha Holdings LLC, a Delaware limited liability company;
(iii)	KKR 2006 Fund L.P., a Delaware limited partnership;
(iv)	KKR Associates 2006 L.P., a Delaware limited partnership;
(v)	KKR 2006 GP LLC, a Delaware limited liability company;
(vi)	KKR Group Partnership L.P., a Cayman Islands exempted limited partnership;
(vii)	KKR Group Holdings Corp., a Delaware corporation;
(viii)	KKR & Co. Inc., a Delaware corporation;
(ix)	KKR Management LLP, a Delaware limited liability partnership;
(x)	Henry R. Kravis, a United States citizen; and
(xi)	George R. Roberts, a United States citizen (the persons and entities listed in items (i) through (xi) are collectively referred to herein as the “Reporting Persons”).

New Omaha Holdings LLC is the general partner of New Omaha Holdings L.P. KKR 2006 Fund L.P. is the sole member of New Omaha Holdings LLC. KKR Associates 2006 L.P. is the general partner of KKR 2006 Fund L.P. KKR 2006 GP LLC is the general partner of KKR Associates 2006 L.P. KKR Group Partnership L.P. is the designated member of KKR 2006 GP LLC. KKR Group Holdings Corp. is the general partner of KKR Group Partnership L.P. KKR & Co. Inc. is the sole shareholder of KKR Group Holdings Corp. KKR Management LLP is the Series I preferred stockholder of KKR & Co. Inc. Messrs. Henry R. Kravis and George R. Roberts are the founding partners of KKR Management LLP.

Each of Messrs. Scott Nuttall, Joseph Bae, Robert Lewin, and David Sorkin is a director of KKR Group Holdings Corp. The executive officers of KKR Group Holdings Corp. and KKR & Co. Inc. are Messrs. Kravis, Roberts, Nuttall, Bae, Lewin and Sorkin. The

directors of KKR & Co. Inc. are listed on Annex A attached hereto, which is incorporated herein by reference.

Each of Messrs. Nuttall, Bae and Sorkin is a United States citizen. Mr. Lewin is a Canadian citizen.

The Reporting Persons have entered into a joint filing agreement, a copy of which is attached as Exhibit A to the Schedule 13D filed on August 7, 2019.

(b) The address of the business office of each of the Reporting Persons, except for Mr. Roberts, and Messrs. Nuttall, Bae, Lewin and Sorkin and the other individuals named in this Item 2 is:

c/o Kohlberg Kravis Roberts & Co. L.P.
9 West 57th Street, Suite 4200
New York, New York 10019

The address of the principal business office of Mr. Roberts is:

c/o Kohlberg Kravis Roberts & Co. L.P.
2800 Sand Hill Road, Suite 200
Menlo Park, CA 94025

(c) Each of KKR Group Partnership L.P., KKR Group Holdings Corp., KKR & Co. Inc. and KKR Management LLP is principally engaged as a holding company.  New Omaha Holdings L.P. is engaged in the business of making and holding investments in securities and New Omaha Holdings LLC is principally engaged in the business of being the general partner of New Omaha Holdings L.P.  KKR 2006 Fund L.P. is principally engaged in the business of making investments and KKR Associates 2006 L.P. and KKR 2006 GP LLC are each principally engaged in the business of being a general partner, directly and indirectly, of KKR 2006 Fund L.P. and managing investments through other partnerships and limited liability companies.

The present principal occupation or employment of each of Messrs. Kravis, Roberts, Nuttall, Bae, Lewin and Sorkin is as an executive of Kohlberg Kravis Roberts & Co. L.P. (“KKR”) and/or one or more of its affiliates. The present principal occupation of each of the other individuals named in Item 2 is listed on Annex A.

(d) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other individuals named in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other individuals named in this Item 2, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On August 18, 2020, New Omaha Holdings L.P., as selling stockholder, and the Issuer entered into an underwriting agreement (the “Underwriting Agreement”) with KKR Capital Markets LLC, as representative, and the other several underwriters named therein (the “Underwriters”), providing for the offer and sale of 5,000,000 shares of Common Stock by New Omaha Holdings L.P. (the “August 2020 Offering”), and purchase by the Underwriters of the shares of Common Stock at a price of $98.00 per share of Common Stock. The August 2020 Offering closed on August 21, 2020.  The August 2020 Offering was made pursuant to the Issuer’s shelf registration statement on Form S-3 (File No. 333-227436), as supplemented by a prospectus supplement dated August 18, 2020 (the “August 2020 Prospectus Supplement”).

Pursuant to the Underwriting Agreement, New Omaha Holdings L.P. has entered into a lock-up agreement (the “Lock-Up Agreement”) with the Underwriters pursuant to which it has agreed with the Underwriters, subject to customary exceptions, not to offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of Common Stock or securities convertible into or exercisable or exchangeable for Common Stock during the period from August 18, 2020 continuing through the date 30 days thereafter, except with the prior written consent of the Underwriters. The foregoing description of the Lock-Up Agreement set forth in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the full text of the Lock-Up Agreement, which has been filed as Exhibit F hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a), (b) and (c) of the Schedule 13D are hereby amended and restated as follows:

The information set forth in Item 2 and Annex A of this Schedule 13D and the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

(a) and (b). The Reporting Persons may be deemed to beneficially own an aggregate of 105,425,667 shares of Common Stock, which represents, in the aggregate, approximately 15.7% of the outstanding shares of the Issuer’s Common Stock.

The aggregate percentage of beneficial ownership in this Schedule 13D is based on 669,649,953 shares of Common Stock outstanding as of July 31, 2020, as set forth in the August 2020 Prospectus Supplement.

Each of New Omaha Holdings LLC (as the general partner of New Omaha Holdings L.P.), KKR 2006 Fund L.P. (as the sole member of New Omaha Holdings LLC), KKR Associates 2006 L.P. (as the general partner of KKR 2006 Fund L.P.), KKR 2006 GP LLC (as the general partner of KKR Associates 2006 L.P.), KKR Group Partnership L.P. (as the

designated member of KKR 2006 GP LLC), KKR Group Holdings Corp. (as the general partner of KKR Group Partnership L.P.), KKR & Co. Inc. (as the sole shareholder of KKR Group Holdings Corp.), KKR Management LLP (as the Series I preferred stockholder of KKR & Co. Inc.), and Messrs. Kravis and Roberts (as the founding partners of KKR Management LLP) may be deemed to be the beneficial owner of the securities beneficially owned directly by New Omaha Holdings L.P., in each case, as described more fully in this Schedule 13D.

The filing of this Schedule 13D shall not be construed as an admission that any of the above-listed entities or individuals is the beneficial owner of any securities covered by this Schedule 13D.

To the best knowledge of the Reporting Persons, none of the individuals named in Item 2 beneficially owns any shares of Common Stock except as described herein.

(c) Except as otherwise described in Item 4 of this Schedule 13D, none of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any other individual named in Item 2 has engaged in any transaction in any shares of Common Stock during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Items 3, 4 and 5 hereof is hereby incorporated by reference into this Item 6.

The disclosure under caption” Loan Facility” in Item 6 of the Schedule 13D is hereby amended and restated as follows:

Loan Facility

As previously disclosed, on September 9, 2019, New Omaha Holdings L.P. (“New Omaha”) entered into a Loan Agreement (the “Loan Agreement”) with Citibank, N.A., as administrative agent and lender, and the lenders party thereto from time to time (each, a “Lender”).  Pursuant to one or more Pledge and Security Agreements, in the form which has been filed as Exhibit G hereto (the “Pledge Agreements”, and together with the Loan Agreement, the “Loan Documents”), as of August 21, 2020, New Omaha has borrowings of $1.65 billion (exclusive of capitalized interest) outstanding under the Loan Agreement and has pledged an aggregate of 55.2 million shares (the “Initial Pledged Shares”, and together with any subsequent shares pledged, the “Pledged Shares”) of Common Stock as collateral to secure repayment of amounts outstanding under the Loan Agreement.  New Omaha may voluntarily post additional collateral (including in connection with an exercise of the Accordion described below) or be required to post additional collateral, in either case in cash or with additional shares of Common Stock up to the full number of shares of Common Stock owned by New Omaha.  Further, subject to satisfaction of certain conditions, New Omaha may request the release of collateral that was previously posted.  Subject to the satisfaction of certain conditions, including the maintenance of a satisfactory loan-to-value ratio (including after taking into account any additional pledges of shares of Common Stock), from time to time New Omaha may borrow up to an additional $1.55 billion under the Loan Agreement (the “Accordion”).

The loans mature on or about September 9, 2022. Upon the occurrence of certain events that are customary for this type of loan, the Lenders may exercise their rights to require New Omaha to pre-pay the loan proceeds, and post additional collateral, or foreclose on, and dispose of, any Pledged Shares in accordance with the Loan Documents.

Item 7.	Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by adding the following exhibit:

Exhibit No.	Description
Exhibit F
Lock-Up Agreement, dated as of August 18, 2020 (incorporated herein by reference to Exhibit C to the Underwriting Agreement filed as Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 21, 2020)

Exhibit G	Form of Pledge and Security Agreement
Exhibit H	Power of Attorney of Robert H. Lewin

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 21, 2020	NEW OMAHA HOLDINGS L.P.

	By:	New Omaha Holdings LLC, its general partner

	By:	/s/ Scott C. Nuttall
		Name:	Scott C. Nuttall
		Title:	President

NEW OMAHA HOLDINGS LLC

	By:	/s/ Scott C. Nuttall
		Name:	Scott C. Nuttall
		Title:	President

KKR 2006 FUND L.P.

	By:	KKR Associates 2006 L.P., its general partner

	By:	KKR 2006 GP LLC, its general partner

	By:	/s/ Terence P. Gallagher
		Name:	Terence P. Gallagher
		Title:	Attorney-in-fact for
Robert H. Lewin, Chief Financial Officer

KKR ASSOCIATES 2006 L.P.

	By:	KKR 2006 GP LLC, its general partner

	By:	/s/ Terence P. Gallagher
		Name:	Terence P. Gallagher
		Title:	Attorney-in-fact for
Robert H. Lewin, Chief Financial Officer

KKR 2006 GP LLC

	By:	/s/ Terence P. Gallagher
		Name:	Terence P. Gallagher
		Title:	Attorney-in-fact for
Robert H. Lewin, Chief Financial Officer

KKR GROUP PARTNERSHIP L.P.

By:	KKR Group Holdings Corp., general partner

By:	/s/ Terence P. Gallagher
	Name:	Terence P. Gallagher
	Title:	Attorney-in-fact for
Robert H. Lewin, Chief Financial Officer

KKR GROUP HOLDINGS CORP.

By:	/s/ Terence P. Gallagher
	Name:	Terence P. Gallagher
	Title:	Attorney-in-fact for
Robert H. Lewin, Chief Financial Officer

KKR & CO. INC.

By:	/s/ Terence P. Gallagher
	Name:	Terence P. Gallagher
	Title:	Attorney-in-fact for
Robert H. Lewin, Chief Financial Officer

KKR MANAGEMENT LLP

By:	/s/ Terence P. Gallagher
	Name:	Terence P. Gallagher
	Title:	Attorney-in-fact for
Robert H. Lewin, Chief Financial Officer

HENRY R. KRAVIS

By:	/s/ Terence P. Gallagher
	Name:	Terence P. Gallagher
	Title:	Attorney-in-fact

GEORGE R. ROBERTS

By:	/s/ Terence P. Gallagher
	Name:	Terence P. Gallagher
	Title:	Attorney-in-fact

Annex A

Directors of KKR & Co. Inc.

The following sets forth the name and principal occupation of each of the directors of KKR & Co. Inc. Each of such persons is a citizen of the United States other than Xavier Niel, who is a citizen of France.

Name	Principal Occupation
Henry R. Kravis	Co-Chief Executive Officer, Co-Chairman of KKR & Co. Inc.
George R. Roberts	Co-Chief Executive Officer, Co-Chairman of KKR & Co. Inc.
Joseph Y. Bae	Co-President, Co-Chief Operating Officer of KKR & Co. Inc.
Scott C. Nuttall	Co-President, Co-Chief Operating Officer of KKR & Co. Inc.
Mary N. Dillon	Chief Executive Officer of Ulta Beauty, Inc.
David C. Drummond	Former Senior Vice President, Corporate Development, Chief Legal Officer and Secretary of Alphabet Inc.
Joseph A. Grundfest	William A. Franke Professor of Law and Business of Stanford Law School
John B. Hess	Chief Executive Officer of Hess Corporation
Xavier Niel	Founder, Deputy Chairman of the Board and Chief Strategy Officer of Iliad SA
Patricia F. Russo	Retired, Former Chief Executive Officer of Alcatel-Lucent
Thomas M. Schoewe	Retired, Former Executive Vice President and Chief Financial Officer of Wal-Mart Stores, Inc.
Robert W. Scully	Retired, Former Member, Office of the Chairman of Morgan Stanley

Mr. Scott Nuttall and a trust for the benefit of Mr. Nuttall’s family directly hold 22,725 and 7,575 shares of Common Stock, respectively, received in the merger of a subsidiary of the Issuer with and into First Data Corporation as merger consideration for the 75,000 and 25,000 shares of Class A common stock of First Data Corporation owned prior to the merger, respectively.  Mr. Nuttall, as a member of the board of directors of the Issuer, participates in the Issuer’s non-employee director compensation arrangements.  Pursuant to such arrangements, as of the date hereof, Mr. Nuttall has been (i) allocated a total of 495 deferred compensation notional shares allocated under the Fiserv, Inc. Non-Employee Director Deferred Compensation Plan, pursuant to which, following cessation of Mr. Nuttall’s service to the Issuer, each notional unit will be settled in shares of Common Stock on a one-for-one basis, and (ii) awarded 1,934 restricted stock units on May 14, 2020, each representing a contingent right to receive one share of Common Stock, which vest on the earlier of the first anniversary of the grant date or immediately prior to the first annual meeting of shareholders after the grant date.